Filed pursuant to Rule 433

Registration Statement No. 333-183920, No. 333-204289 and No. 333-208778

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Tuesday, January 12, 2016

SANTIAGO, CHILE —

New Notes Offerings

The Republic of Chile (“Chile”) announced today the commencement of a global offering (the “USD Notes Offering”) of a series of global notes due 2026 to be denominated in U.S. dollars (the “USD Notes”), as well as a concurrent offering (the “Euro Offering”) of a series of global notes to be denominated in Euros (the “Euro Notes” and, together with the USD Notes, the “New Notes”). Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. or their affiliates will serve as Joint Lead Managers and Bookrunners for those offerings (collectively, the “New Notes Offerings”).

The New Notes Offerings are being made only by means of a prospectus supplement and an accompanying base prospectus under Chile’s registration statements (as amended) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. Copies of the prospectus supplement and prospectus for the New Notes Offerings may be obtained by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-646-855-8998 or Santander Investment Securities Inc. at 1-855-403-3636.

Chile intends to use the net proceeds of the sale of the USD Notes to pay the purchase price for certain outstanding debt securities of Chile that are validly tendered and accepted in the offer to purchase described below and the balance for general purposes of the government, and the net proceeds of the sale of the Euro Notes for general purposes of the government.

Application will be made to have the New Notes admitted to the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Chile also announced today the commencement of an offer to purchase for cash (the “Tender Offer”) debt securities of each series listed in the table below (the “Old Notes” and each Old Notes, a “series” of Old Notes) such that the aggregate Purchase Price (as defined below) to be paid for the Old Notes tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount to be determined by Chile in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the Offer to Purchase, dated January 12, 2016 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Notes, but is conditioned on the pricing of the USD Notes in an amount, with pricing and on terms and conditions acceptable to Chile in its sole discretion.

The tender period (the “Tender Period”) will commence at 8:00 a.m., New York time, on Tuesday, January 12, 2016 and expire at 4:00 p.m., New York time, on the same day unless extended or earlier terminated. The settlement of the Tender Offer is scheduled to occur on Wednesday, January 20, 2016 (the “Tender Offer Settlement Date”). The purchase price to be paid for the Old Notes of each series tendered and accepted pursuant to the Tender Offer will be a purchase price to be determined in accordance with the procedures set forth in the Offer to Purchase using the fixed spread specified in the table below (the “Purchase Price”). Holders whose Old Notes are accepted in the Tender Offer will also receive any accrued and unpaid interest (the “Accrued Interest”) on their Old Notes up to (but excluding) the Tender Offer Settlement Date.

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Old Notes	Outstanding Principal Amount as of Monday, January 11, 2016	ISIN	CUSIP	Common Code	Reference U.S. Treasury Security(1)	Bloomberg Screen	Fixed Spread (Basis Points)	Hypothetical Purchase Price (per US$1,000 Principal Amount)(2)
3.875% Global Notes due 2020 (“2020 Notes”)	US$829,467,000	US168863AVO4	168863AVO	053152031	1.750% due December 31, 2020	FIT1	T+57bp	US$1,074.88
3.250% Global Notes due 2021 (“2021 Notes”)	US$656,027,000	US168863AW86	168863AW8	067684150	1.750% due December 31, 2020	FIT1	T+88bp	US$1,042.17
2.250% Global Notes due 2022 (“2022 Notes”)	US$750,000,000	US168863BN78	168863BN7	083564032	2.125% due November 15, 2025	FIT1	T+59bp	US$970.04
3.125% Global Notes due 2025 (“2025 Notes”)	US$1,060,131,000	US168863BW77	168863BW7	115193795	2.125% due November 15, 2025	FIT1	T+91bp	US$1,005.38

(1)The Dealer Managers will establish the U.S. Treasury Rate using the bid-side price of the Reference U.S. Treasury Security on the applicable Bloomberg Screen (set forth above) or using the actual U.S. Treasury Rate used to calculate the yield for the New Notes, as applicable, at or around the pricing of the New Notes.

(2)The Hypothetical Purchase Price for the Old Notes has been calculated using the bid-side price of the Reference U.S. Treasury Security on the Bloomberg Screen at 2:00 p.m., EST, on Monday, January 11, 2016.

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through the Dealer Managers. Holders will NOT be able to submit tenders through the Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or The Depository Trust Company (“DTC”) systems. If a holder does not have an account with any Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses. HSBC Securities (USA) Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Chile, accept Old Notes for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, prior to 8:00 a.m., New York time, on January 13, 2016 or as soon as possible thereafter. Each of Chile and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Notes must be in Permitted Tender Amounts as set forth in the Offer to Purchase.

There is no letter of transmittal for the Tender Offer. Old Notes held through DTC must be delivered to any of the Dealer Managers for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. Failure to deliver Old Notes on time may result in (i) the cancellation of your Tender Order and in you becoming liable for any damages resulting from that failure, and (ii) in the case of Preferred Tenders, cancellation of any allocation of New Notes in the New Notes Offerings in respect of your related Indication of Interest. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

If the aggregate Purchase Price would exceed the aggregate Purchase Price payable for the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Notes prior to the pricing of the New Notes Offerings (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a Purchase Price equal to the amount of New Notes ordered by such holder, subject to certain limits.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted. Chile will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Notes tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the settlement of the Tender Offer as described in the Offer to Purchase. The Billing and Delivering Bank shall only have the obligation to sell to Chile the Old Notes validly tendered and accepted for purchase that the Billing and Delivering Bank has actually received pursuant to the Offer to Purchase on the Tender Offer Settlement Date. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

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The Tender Offer is subject to Chile’s right, at its sole discretion and subject to applicable law, to instruct the Dealer Managers to extend, terminate, withdraw or amend the Tender Offer at any time. Each of Chile and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/chile or obtained from the Information Agent, D.F. King & Co., Inc. in New York, 48 Wall Street, 22nd Floor, New York, NY 10005, (Banks and Brokers call collect: +1 (212) 269-5550; all others call Toll-Free: +1 (866) 796-1271) Attention: Krystal Scrudato (e-mail: chile@dfking.com), in the United Kingdom, 1 Ropemaker Street, 11th Floor, London EC2Y 9AW (Tel. +44 (0) 207-9200-9700), or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Santander Investment Securities Inc.
390 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group	452 Fifth Avenue New York, New York 10018 United States of America Attention: Global Liability Management Group	One Bryant Park, 8th Floor, New York, New York 10036 United States of America	45 East 53rd Street New York, New York 10022 United States of America Attention: Liability Management Group
Collect: (212) 723-6106 Toll-free: (800) 658-3745	Collect: (212) 525-5552 Toll-free: (888) HSBC-4LM	Telephone: (646) 855-8998	Collect: (212) 940-1442 Toll-free: (855) 404-3636

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Chile has filed registration statements (including the prospectus supplement and the prospectus) with the SEC for the New Notes Offerings and the issuance of New Notes. Before you invest, you should read the prospectus in the registration statements and other documents that Chile has filed with the SEC for more complete information about Chile and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers and Bookrunners, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Chile is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/19957/000090342316000738/0000903423-16-000738-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342315000718/0000903423-15-000718-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000104746915004868/0001047469-15-004868-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000114420412051547/0001144204-12-051547-index.htm

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 24nd Floor

New York, New York 10005

Banks and Brokers, Call Collect:

(212) 269-5550

All Others Call Toll-Free:

(866) 796-1271

Email: chile@dfking.com

www.dfking.com/chile

In the United Kingdom:
1 Ropemaker Street, 11th Floor London EC2Y 9AW
Tel: +44 (0) 207-920-9700

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Important Notice

The distribution of materials relating to the New Notes Offerings or the Tender Offer and the transactions contemplated by the New Notes Offerings and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offerings and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offerings or the Tender Offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offerings or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offerings or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offerings or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

In the Bahamas, the New Notes are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Notes, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Notes Offerings do not constitute a public offering within the meaning of Article 3, §1 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Notes Offerings and the Tender Offer will be exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any offer material relating to the New Notes Offerings or the Tender Offer has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The New Notes Offerings as well as the New Notes Offerings materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law. The Tender Offer as well as the Tender Offer materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Takeover Law.

The New Notes Offerings and the Tender Offer have not been and will not be approved by the Danish Financial Supervisory Authority, as neither constitute a public offer in accordance with the Danish Securities Trading Act nor the Danish executive order on takeover bids.

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No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Chile; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés), as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier who are investing for their own account and are not individuals. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

With respect to persons in Hong Kong, the New Notes Offerings and the Tender Offer are only made to, and are only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, Old Notes or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Notes which are or are intended to be tendered, or New Notes which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offerings and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Notes Offerings and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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